Algonquin Power & Utilities Corp. Declares Fourth Quarter 2023 Common Share Dividend of U.S.$0.1085 (C$0.1497), and Declares Fourth Quarter 2023 Preferred Share Dividends
Oakville, Ontario – November 10, 2023 - Algonquin Power & Utilities Corp. (“AQN”) (TSX: AQN, AQN.PR.A, AQN.PR.D, NYSE: AQN) announced today that its board of directors has approved and declared the following common and preferred share dividends:
1.US$0.1085 per common share, payable on January 15, 2024, to the shareholders of record on December 29, 2023, for the period from October 1, 2023 to December 31, 2023. Registered shareholders can elect to receive the dividend in Canadian dollars in the amount of C$0.1497.
2.C$0.32263 per preferred share, Series A, payable in cash on January 2, 2024 to preferred share, Series A holders of record on December 15, 2023, for the period from September 30, 2023 to, but excluding, December 31, 2023.
3.C$0.31819 per preferred share, Series D, payable in cash on January 2, 2024 to preferred share, Series D holders of record on December 15, 2023, for the period from September 30, 2023 to, but excluding, December 31, 2023.
Each of the foregoing dividends will be paid in cash. Effective March 16, 2023, AQN suspended the dividend reinvestment plan (“DRIP”) for its common shares. If AQN elects to reinstate the DRIP in the future, shareholders who were enrolled in the DRIP at its suspension and remain enrolled at reinstatement will automatically resume participation in the DRIP.
The quarterly dividends payable on common shares are declared in U.S. dollars. Beneficial shareholders (those who hold common shares through a financial intermediary) who are resident in Canada or the United States may request to receive their dividends in either U.S. dollars or the Canadian dollar equivalent by contacting the financial intermediary with whom the common shares are held. Unless the Canadian dollar equivalent is requested, holders of common shares will receive dividends in U.S. dollars, which, as is often the case, the financial intermediary may convert to Canadian dollars. Registered holders of common shares receive dividend payments in the currency of residency. Registered holders of common shares may opt to change the payment currency by contacting TSX Trust Company at 1-800-387-0825 prior to the record date of the dividend.
The Canadian dollar equivalent of the quarterly common share dividend is based on the Bank of Canada daily average exchange rate on the day before the declaration date.
Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, AQN hereby notifies holders of common shares, preferred shares, Series A, and preferred shares, Series D that such dividends declared qualify as eligible dividends.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNB, and AQNU, respectively.
Visit AQN at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: Corprorate.Communications@libertyutilities.com
Telephone: (905) 465-4500